Exhibit 12




                  MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

                 Computation of Ratio of Earnings to Fixed Charges


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                                                 (Thousands of Dollars)
                                 Three
                                 Months
                                 Ended
                                March 31,               Year Ended December 31,
                                  1998       1997      1996      1995      1994      1993
Earnings Before Income Taxes
  and Fixed Charges:

  Income from continuing
    operations before income
    taxes                       $184,300   $630,900  $502,700  $351,790  $292,830  $349,190

  Deduct/add equity in
    undistributed (earnings)/
    loss of equity affiliates     (5,230)   (19,470)  (12,310)  (17,770)  106,200   (13,750)

  Add interest on indebtedness,
    net                           20,720     80,390    74,790    73,400    60,360    62,860

  Add amortization of debt
    expense                          270      1,260     1,400     1,930     2,220     2,650

  Add estimated interest factor
    for rentals                    2,480      8,150     6,150     4,970     4,220     3,190

  Earnings before income
    taxes and fixed charges     $202,540   $701,230  $572,730  $414,320  $465,830  $404,140


Fixed Charges:

  Interest on indebtedness
    regarding continuing
    operations                  $ 21,460   $ 83,520  $ 77,250  $ 76,460  $ 63,220  $ 63,600

  Amortization of debt expense       270      1,260     1,400     1,930     2,220     2,650

  Estimated interest factor
    for rentals                    2,480      8,150     6,150     4,970     4,220     3,190

                                $ 24,210   $ 92,930  $ 84,800  $ 83,360  $ 69,660  $ 69,440

Ratio of earnings to fixed
  charges                            8.4        7.5       6.8       5.0       6.7       5.8

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